July 1, 2022

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance,

Office of Technology

100 F Street N.E.

Washington, D.C. 20549

Re:	Tego Cyber Inc. Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed on June 28, 2022 File No. 333-257066

Dear Mr. Wiley:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Tego Cyber Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Post-Effective Amendment No. 1 to Form S-1 which was previously filed with the Commission on June 28, 2022 (the “POS AM”).

The POS AM was made in error under an incorrect file number (333-257066). The Company intends to file a POS AM with respect to the correct file number as soon as practicable.

If you have any questions regarding this application for withdrawal of the POS AM, please contact the Company.

* * * *

Sincerely,

Tego Cyber, Inc.

/s/ Shannon Wilkinson

Shannon Wilkinson

Chief Executive Officer and Chief Financial Officer

cc:

Joseph Kempf, Securities and Exchange Commission

Robert Littlepage, Securities and Exchange Commission

Jan Woo, Securities and Exchange Commission

Kyle Wiley, Securities and Exchange Commission

Jessica M. Lockett, Esq., Lockett + Horwitz PLC